Exhibit 99.2

NOTICE OF RESTRICTED STOCK UNIT AWARD

Swvl Holdings Corp

Unless otherwise defined in this RSU Agreement (as defined below), capitalized terms used in this Notice of Restricted Stock Unit Award (this “Notice of Grant”) shall have the same meanings ascribed to them in the Swvl Holdings Corp 2021 Omnibus Incentive Compensation Plan, as amended from time to time (the “Plan”). Notwithstanding the preceding sentence, this RSU Award (as defined below) shall not be treated as having been issued under the Plan.

SECTION 1. General. The Participant named below has been granted an award of restricted stock units (“RSUs” or the “RSU Award”), subject to the terms and conditions set forth in this Notice of Grant and the Restricted Stock Unit Agreement attached hereto as Annex A (together, this “RSU Agreement”). Each RSU represents the right to receive one Share or, if determined by the Committee in its sole discretion, an amount of cash equal to the Fair Market Value of one Share. The RSUs shall be credited to a separate book-entry account maintained for the Participant on the books of the Company.

Participant Name:	[*]

Address:	The Offices 4, One Central, Dubai, UAE

Total Number of RSUs:	[*]

Grant Date:	19 December 2023

Vesting Commencement Date:	19 December 2023

SECTION 2. Vesting. Commencing on the Vesting Commencement Date, the RSUs shall vest on 31 March 2024 (such date, a “Vesting Date”); provided, that the Participant remains continuously in active service with the Company or one of its Affiliates from the Grant Date through such Vesting Date.

SECTION 3. Settlement. Except as otherwise provided herein, each vested RSU will be settled in Shares as soon as practicable (and in no case more than thirty (30) days) after the applicable Vesting Date.

SECTION 4. Termination of Service. If at any time prior to the final Vesting Date the Participant’s service with the Company and its Affiliates terminates for any reason (including any termination of service by the Participant for any reason, or by the Company and its Affiliates with or without cause), then all unvested RSUs shall be cancelled immediately and the Participant shall not be entitled to receive any payments with respect thereto.

SECTION 5. Participant Obligations and Acknowledgments.

(a)               Participant has received and has had an opportunity to review this RSU Agreement (and the Plan to the extent its provisions are incorporated herein) and agrees to be bound by all of its terms and provisions.

(b)               Participant acknowledges that all or a portion of this RSU Award may be forfeited and/or the Shares issued upon settlement recouped if the Company’s financial statements are required to be restated due to noncompliance with any financial reporting requirement under the Federal securities laws. In addition, Participant acknowledges this RSU Award shall be governed by the terms of the Swvl Holdings Corp Clawback Policy. Such action, whether or not taken, shall not be the Company’s exclusive remedy with respect to such matters.

(c)               By the Participant’s acceptance hereof (whether written, electronic or otherwise), the Participant agrees, to the fullest extent permitted by law, that in lieu of receiving documents in paper format, the Participant accepts the electronic delivery of any documents the Company, or any third party involved in administering this RSU Award that the Company may designate, may deliver in connection with this RSU Award (including, as applicable, the RSU Agreement, the Plan, annual and quarterly reports, and all other communications and information) whether through the Company’s intranet or the internet site of another such third party or via email, or such other means of electronic delivery specified by the Company. Furthermore, the Participant and the Company agree that this RSU Award is governed by the terms and conditions of this RSU Agreement.

(d)               The Participant confirms acceptance of this RSU Award by completing, signing and returning this Notice of Grant. If the Participant wishes to reject this RSU Award, the Participant must so notify the Company’s stock plan administrator in writing no later than sixty (60) days after the Grant Date. If within such sixty (60) day period the Participant neither affirmatively accepts nor affirmatively rejects this RSU Award, the Participant will be deemed to have accepted this RSU Award at the end of such sixty (60) day period pursuant to the terms and conditions set forth in this RSU Agreement.

PARTICIPANT	SWVL HOLDINGS CORP

By:
Name:
Title:

2

ANNEX A

RESTRICTED STOCK UNIT AGREEMENT

SWVL HOLDINGS CORP

The Participant has been granted restricted stock units (“RSUs”), subject to the terms, restrictions and conditions of the Notice of Restricted Stock Unit Award (the “Notice of Grant”) and this Restricted Stock Unit Agreement (together, the “RSU Agreement”). Unless otherwise defined in the RSU Agreement, capitalized terms shall have the same meanings ascribed to them in the Swvl Holdings Corp 2021 Omnibus Incentive Compensation Plan, as amended from time to time (the “Plan”).

SECTION 1. Dividend Equivalents. Each RSU shall be credited with dividend equivalents, which shall be withheld by the Company and credited to the Participant’s account. Dividend equivalents credited to the Participant’s account and attributable to an RSU shall be distributed in cash (without interest) or Shares at the Company’s discretion to the Participant at the same time as the underlying Share is delivered upon settlement of such RSU and, if such RSU is forfeited, the Participant shall have no right to such dividend equivalents.

SECTION 2. Tax Withholding. Solely to the extent applicable, vesting and settlement of the RSUs shall be subject to the Participant satisfying any applicable U.S. Federal, state and local tax withholding obligations and non-U.S. tax withholding obligations. In this regard, the Participant authorizes the Company and its Affiliates to withhold all applicable taxes legally payable by the Participant from the Participant’s wages or other cash compensation paid to the Participant by the Company or its Affiliates. Such tax withholding obligation shall be satisfied by the Participant (a) by making a payment in cash (certified check, wire transfer or bank draft) to the Company, (b) subject to the Company’s approval, from the proceeds of the sale of all or a portion of the Shares, through a voluntary sale or through a mandatory sale arranged by the Company (on the Participant’s behalf and the Participant hereby authorizes such sales by this authorization) or (c) subject to the Company’s approval, by the withholding of Shares by the Company having a Fair Market Value equal to such tax withholding amount (but not in excess of the applicable individual maximum statutory rate) from the Shares that otherwise would be issued to the Participant in respect of such settlement. The Company may also, in its discretion, withhold any delivery of cash pursuant to Section 1 of this Restricted Stock Unit Agreement and apply such amount to its withholding obligation.

SECTION 3. Rights as a Shareholder. The Participant shall not be deemed for any purpose, nor have any of the rights or privileges of, a shareholder of the Company in respect of any Shares underlying the RSUs unless, until and to the extent that (a) the Company shall have issued and delivered to the Participant the Shares underlying the vested RSUs and any dividend equivalent to be settled in Shares and (b) the Participant’s name shall have been entered as a shareholder of record with respect to such Shares on the books of the Company. The Company shall cause the actions described in clauses (a) and (b) of the preceding sentence to occur promptly following settlement in Shares as contemplated by this RSU Agreement, subject to compliance with applicable laws.

SECTION 4. Administration, Incorporation by Reference.

(a)       The Committee shall have final authority to interpret and construe this RSU Agreement, including any related interpretation of provisions of the Plan incorporated herein, and to make any and all determinations hereunder and thereunder, and its decision shall be binding and conclusive upon the Participant and his or her legal representative in respect of any questions arising under this RSU Agreement.

(b)       The following provisions of the Plan shall apply to this RSU Agreement pursuant to this incorporation by reference:

(i)       Section 4(b);

(ii)      Section 7(c);

(iii)     Section 8; and

(iv)     Sections 9(a), (c), (e), (h), (l), (m), (s) and (t).

SECTION 5. Compliance with Applicable Laws. The granting and settlement of this RSU Award, and any other obligations of the Company under this RSU Agreement, shall be subject to all applicable laws as may be required. The Committee shall have the right to impose such restrictions on the RSUs as it deems reasonably necessary or advisable under applicable U.S. Federal securities laws, the rules and regulations of any stock exchange or market upon which Shares are then listed or traded and any blue sky or state securities laws applicable to such Shares. The Participant agrees to take all steps the Committee or the Company determines are reasonably necessary to comply with all applicable provisions of U.S. Federal and state securities law (and any other applicable laws) in exercising his or her rights under this RSU Agreement.

SECTION 6. Miscellaneous.

(a)               Waiver. Any right of the Company or its Affiliates contained in this RSU Agreement may be waived in writing by the Committee. No waiver of any right hereunder by any party shall operate as a waiver of any other right, or as a waiver of the same right with respect to any subsequent occasion for its exercise or as a waiver of any right to damages. No waiver by any party of any breach of this RSU Agreement shall be held to constitute a waiver of any other breach or a waiver of the continuation of the same breach.

(b)               Notices. All notices, requests, consents and other communications to be given hereunder to any party shall be deemed to be sufficient if contained in a written instrument and shall be deemed to have been duly given when delivered in person, by telecopy, by nationally recognized overnight courier or by first-class registered or certified mail, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by the addressee to the addresser:

(i)             if to the Company, to:

Swvl Holdings Corp

(ii)            if to the Participant, to the Participant’s home address on file with the Company. Notices may also be delivered to the Participant through the Company’s inter-office or electronic mail system, at any time he or she is employed by or provided services to the Company or any of its Affiliates.

All such notices, requests, consents and other communications shall be deemed to have been delivered in the case of personal delivery (including for this purpose by use of the Company’s inter-office or electronic mail system) or delivery by telecopy, on the date of such delivery, in the case of nationally recognized overnight courier, on the next business day, and in the case of mailing, on the third business day following such mailing if sent by certified mail, return receipt requested.

(c)               Beneficiary. The Participant may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no beneficiary is designated, if the designation is ineffective, or if the beneficiary dies before the balance of the Participant’s benefit is paid, the balance shall be paid to the Participant’s estate. Notwithstanding the foregoing, however, the Participant’s beneficiary shall be determined under applicable law if such law does not recognize beneficiary designations under an award of this type and such law is not preempted by laws that recognize the provisions of this Section 6(c) of the Restricted Stock Unit Agreement.

(d)               Successors. The terms of this RSU Agreement shall be binding upon and inure to the benefit of the Company or any of its Affiliates and their successors and assigns, and of the Participant and the beneficiaries, executors, administrators, heirs and successors of the Participant.

(e)               Governing Law, Venue and Waiver of a Jury Trial. The validity, construction and effect of this RSU Award shall be determined in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof. In the event that Section 6(f) of this Restricted Stock Unit Agreement is found to be invalid or unenforceable, the Participant and the Company (on behalf of itself and its Affiliates) each consents to jurisdiction in the United States District Court for the State of Delaware, and each waives any other requirement (whether imposed by statute, rule of court or otherwise) with respect to personal jurisdiction or service of process and waives any objection to jurisdiction based on improper venue or improper jurisdiction. Additionally, in the event that Section 6(f) of this Restricted Stock Unit Agreement is found to be invalid or unenforceable, the Participant hereby waives, to the fullest extent permitted by applicable law, any right the Participant may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this RSU Agreement.

(f)                Confidentiality. Participant hereby agrees to keep confidential the existence of, and any information concerning, any dispute arising out of or relating to this RSU Agreement, except that the Participant may disclose information concerning such dispute to the court that is considering such dispute or to Participant’s legal counsel (provided, that such counsel agrees not to disclose any such information other than as necessary to the prosecution or defense of the dispute).

(g)               Signature and Acceptance. This RSU Agreement shall be deemed to have been accepted and signed by the Participant and the Company as of the Grant Date upon the Participant’s acceptance of the Notice of Grant.

(h)               Headings and Construction. Headings are given to the Sections and subsections of the Plan that are referred to in this RSU Agreement solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Whenever the words “include”, “includes” or “including” are used in this RSU Agreement or the Plan, they shall be deemed to be followed by the words “but not limited to”, and the word “or” shall not be deemed to be exclusive.

(i)                 Source of Shares; No Fractional Shares; No Registration. Any Shares delivered under this RSU Award may consist, in whole or in part, of authorized and unissued shares or treasury shares. No fractional Shares shall be issued or delivered pursuant to this RSU Award and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be cancelled, terminated or otherwise eliminated. The Participant acknowledges and agrees that this RSU Award, and any resulting shares received thereunder, shall not be required to be registered with the U.S. Securities and Exchange Commission.

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